News for Immediate Release

Electrovaya Announces date for Q3-2022 Financial Results & Conference Call

Toronto, Ontario - August 5, 2022 Electrovaya Inc. (TSX: EFL) (OTCQB:EFLVF), a lithium-ion battery technology and manufacturing company, announces that it will release its third quarter 2022 financial results for the quarter ended June 30, 2022, after market close on Thursday August 11th, 2022. Followed by a conference call and webcast with slides at 5:00 p.m. EDT on the same day, presented by CEO, Dr. Raj DasGupta and CFO, John Gibson to discuss the financial results and provide a business update.

Conference Call Details:

● Date: Thursday August 11th, 2022

● Time: 5:00 p.m. Eastern Daylight Time (EDT)

● Toll-Free: 877-407-8291 / 201-689-8345

● Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=cSSVBize

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call.

For those unable to participate in the conference call, a replay will be available for two weeks beginning on August 11, 2022 through August 25, 2022. To access the replay, the U.S. dial-in number is (877) 660-6853 and the non-U.S. dial-in number is (201) 612-7415. The replay conference ID is 13732191.

For more information, please contact:

Investor Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618
jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power.. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.